UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13G/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d -1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
 §240.13d -2
(Amendment No. 2)1
HealthWarehouse.com, Inc.
 (Name of Issuer)
Common Stock, $0.001 Par Value Per Share
 (Title of Class of Securities)
42227G202
  (CUSIP Number)
December 31, 2016
 (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

_____________________________
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).
Page 1 of 6 Pages

CUSIP NO. 42227G202	13G/A	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark Douglas Scott
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,480,861
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,480,861
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,480,861
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 42227G202	13G/A	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cormag Holdings, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Manitoba, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,480,861
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,480,861
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,480,861
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 42227G202	13G/A	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:
HealthWarehouse.com, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
7107 Industrial Road
 Florence, Kentucky 41042
Item 2(a).	Name of Person Filing:
This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (a) Mark Douglas Scott ("Scott"), and (b) Cormag Holdings, Ltd. ("Cormag"), (each a Reporting Person and collectively the "Reporting Persons").
Mr. Scott is the president, sole stockholder and a director of Cormag. Accordingly, the shares of common stock owned by Cormag may be deemed to be beneficially owned by Mr. Scott.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address for each of the Reporting Persons is 104 Falcon Ridge Drive, Winnipeg, Manitoba, Canada R3Y1X6.
Item 2(c).	Citizenship:
Cormag, is a corporation incorporated under the laws of Manitoba, Canada. Mr. Scott is a Canadian citizen.
Item 2(d).	Title of Class of Securities:
Common Stock, $0.001 par value per share
Item 2(e).	CUSIP Number:
42227G202
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable as the statement is filed pursuant to Rule 13d-1(c).
Item 4.	Ownership.

CUSIP NO. 42227G202	13G/A	Page 5 of 6 Pages
Cormag Holdings, Ltd.
(a)	Amount beneficially owned:
	3,147,527 shares of common stock and warrants to purchase l,333,334 shares of common stock(1)

(b)	Percent of class: 10.2% (based on 42,582,613 shares of common stock issued and outstanding as of November 7, 2016)

(c)	Number of shares as to which such person has:

(v)	Sole power to vote or to direct the vote	4,480,861
(vi)	Shared power to vote or to direct the vote	0
(vii)	Sole power to dispose or to direct the disposition of	4,480,861
(viii)	Shared power to dispose or to direct the disposition of	0
 ______________________

(1)	Mr. Scott may be deemed to beneficially own the shares held by Cormag.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP NO. 42227G202	13G/A	Page 6 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.
Exhibit 99.1 previously filed identifies each member of the group filing this statement and, pursuant to Rule 13d-1(k)(1)(iii) of the Exchange Act, includes the written agreement of the Reporting Persons that this statement is filed on behalf of each of them.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a -11.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 10, 2017	/s/ Mark Douglas Scott
Mark Douglas Scott

CORMAG HOLDINGS, LTD.

February 10, 2017	/s/ Mark Douglas Scott
By: Mark Douglas Scott, President